Exhibit 1

North American Palladium Ltd.

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd. and “NAP Quebec” refers to its previously held subsidiary, NAP Quebec Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the year ended December 31, 2013, compared to those of the respective periods in the prior year. This MD&A has been prepared as of February 19, 2014 and is intended to supplement and complement the consolidated financial statements and notes thereto for the year ended December 31, 2013 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘plan’, ‘may’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining including the LDI Mine expansion and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk the Company may not be able to continue as a going concern, the possibility the Company will require substantial additional financing, that the Company may not be able to generate sufficient cash to service all its indebtedness and may be forced to take other actions to satisfy its obligations, events of default on its indebtedness, hedging could expose it to losses, competition, the possibility title to its mineral properties will be challenged, dependency on third parties for smelting and refining, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks related to the LDI Mine transition from mining via ramp to mining via shaft, environmental hazards, uncertainty of mineral reserves and resources, the risk that the Company may not be able to obtain financing, the possibility that the LDI mine and may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, employee relations, risks related to the availability of skilled labour, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that metal prices and exchange rates between the Canadian and United States dollar will

2013 Annual Report

North American Palladium Ltd.

be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, that there will be no material delays related to commissioning equipment, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI Mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium.

The Company recently expanded the underground LDI Mine and is transiting from mining via ramp access to mining via shaft while utilizing bulk mining methods. Through the utilization of the shaft and the bulk mining methods, operations are expected to benefit from increased mining rates and decreased operating costs, transforming LDI into a low cost producer with a rising production profile.

The Company is considering an exploration program in 2014 targeting the lower portion of the Offset Zone. If successful, the Company intends to perform a preliminary economic assessment later in 2014 that would likely entail deepening the bottom of the shaft.

The Company has significant exploration potential near the LDI Mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established palladium-platinum group metal (“PGM”) producer with excess mill capacity on a permitted property, NAP has potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the NYSE MKT under the symbol PAL.

2013 Annual Report

North American Palladium Ltd.

HIGHLIGHTS

OPERATIONAL HIGHLIGHTS	2013	2012	2011
Mining
Tonnes ore mined	2,093,669	2,051,563	1,830,234
Palladium head grade (g/t)	2.7	3.2	3.9
Milling
Tonnes ore milled	2,048,082	2,063,260	1,689,781
Palladium head grade (g/t)	2.8	3.4	3.7
Palladium recovery (%)	80.7	78.4	78.3
Payable production
Palladium (oz)	135,158	163,980	146,624
Platinum (oz)	10,222	11,187	9,143
Gold (oz)	10,423	11,106	7,267
Nickel (lb)	1,437,311	1,348,179	816,037
Copper (lb)	2,828,271	2,592,748	1,595,185
Realized palladium price per ounce (US$)	$724	$640	$733
Cash cost per ounce palladium sold (US$) [1]	$560	$401	$448

FINANCIAL HIGHLIGHTS
($000s except per share amounts)	2013	2012	2011
Revenue	$153,233	$160,704	$143,659
Expenses
Production costs	107,458	100,802	89,657
Smelting, refining and freight	13,994	13,679	9,206
Royalty	6,534	6,720	5,819
Depreciation and amortization	25,507	19,706	10,144
Income (loss) from mining operations	(790)	15,691	28,404
Earnings
(Loss) income from continuing operations	$(48,695)	$(11,403)	$4,392
(Loss) Income from continuing operations per share	$(0.26)	$(0.07)	$0.03
Loss and comprehensive loss	$(46,186)	$(66,037)	$(65,154)
Loss per share	$(0.25)	$(0.39)	$(0.40)
Adjusted net income (loss) [1]	$(13,214)	$7,205	$14,331
EBITDA [1]	$(5,648)	$9,386	$(53,497)
Adjusted EBITDA [1]	$13,408	$27,994	$25,988
Capital spending, continuing operations	$109,486	$145,180	$148,309

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 26-28.

2013 Annual Report

North American Palladium Ltd.

2013 was a transition year for the Company as it was sinking the shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. As a result, the 2013 financial results would not be directly comparable to the prior or future years.

•

In 2013, 2,093,669 tonnes at an average grade of 2.7 g/t palladium were mined compared to 2,051,563 tonnes at an average palladium grade of 3.2 g/t in the prior year, primarily due to changes in the sources, grades and volumes of ore mined.

•	The mill processed 2,048,082 tonnes of ore at an average palladium head grade of 2.8 grams per tonne and a recovery of 80.7% to produce 135,158 ounces of payable palladium in 2013.

•	Revenue decreased to $153.2 million in 2013 primarily due to lower tonnes and grades of ore milled partially offset by higher realized palladium prices.

•

Production costs increased to $107.4 million in 2013 from $100.8 million in the prior year primarily due to unfavourable movements in inventory levels and increased power consumption partially offset by insurance proceeds received in 2013 and 2012 mine restoration costs which did not recur in 2013. Utilization of the shaft in 2014 is expected to reduce per unit operating costs.

•

In 2013, capital expenditures from continuing operations totaled $112.3 million with $91.8 million spent of the LDI mine expansion, and an additional $20.5 million spent primarily on the tailings management facility. For 2014, the Company expects significantly lower capital expenditures of approximately $30.0 million.

•	During 2013, the Company had a $11.3 million loss on extinguishment of long-term debt and a $7.4 million foreign exchange loss primarily on US$ denominated debt.

2013 Annual Report

North American Palladium Ltd.

FINANCIAL CONDITION

	As at December 31	As at December 31	As at December 31
(expressed in thousands of dollars)	2013	2012	2011
Net working capital[1]	$(174,211)	$32,563	$108,432
Adjusted net working capital (deficit) surplus[2]	$(555)	$32,563	$108,432
Cash balance	$9,793	$20,168	$50,935
Shareholders’ equity	$222,496	$246,900	$268,996
Total debt[1]	$239,086	$130,395	$70,230

[1]	Includes current portion of long-term debt of $173,656. Please refer to note 25 of the Company’s Financial Statements.
[2]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 26-28.

SELECTED ANNUAL INFORMATION

(expressed in thousands of dollars, except per share amounts)	2013	2012	2011
Revenue	$153,233	$160,704	$143,659
Income (loss) from mining operations	(790)	15,691	28,404
Income (loss) from discontinued operations	2,509	(54,634)	(69,546)
Net loss	(46,186)	(66,037)	(65,154)
Net loss per share – basic and diluted	(0.25)	(0.39)	(0.40)
(Loss) income from continuing operations per share – basic and diluted	(0.26)	(0.07)	0.03
Cash flow provided by operations prior to changes in non-cash working capital[1]	6,756	13,419	15,598
Cash flow provided by operations	6,531	55,622	31,622
Total assets	525,795	471,232	416,045
Total non-current liabilities	59,532	129,155	95,595

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 26-28.

For the year ended December 31, 2013, revenue was $153.2 million compared to $160.7 million in the prior year. Loss from mining operations for the year ended December 31, 2013 was $0.8 million compared to an income from mining operations of $15.7 million in the prior year.

PALLADIUM OPERATIONS – FINANCIAL, OPERATING & DEVELOPMENT RESULTS

The LDI mine consists of an open pit (which is now predominately mined out), an underground mine, and a mill with a processing capacity of approximately 15,000 tonnes per day. The primary underground deposits on the property are the Roby zone and the Offset zone, both of which are disseminated magmatic palladium-platinum group metal deposits.

2013 Annual Report

North American Palladium Ltd.

Operating Results

The key operating results for the palladium operations are set out in the following table.

	2013	2012	2011
Ore mined (tonnes)
Underground
Roby	143,037	664,685	871,534
Offset	673,668	137,495	116,968

	816,705	802,180	988,502

Surface
Open pit	538,323	841,591	92,595
High grade stockpile	—	53,584	596,436
Low grade stockpile	738,641	354,208	152,701

	1,276,964	1,249,383	841,732

Total	2,093,669	2,051,563	1,830,234

Mined ore grade (Pd g/t)
Underground
Roby	4.2	5.0	6.1
Offset	4.5	5.4	2.8

	4.4	5.0	5.7

Surface
Open pit	2.3	2.6	2.1
High grade stockpile	—	1.8	1.9
Low grade stockpile	1.1	1.0	1.0

	1.6	2.1	1.8

Average	2.7	3.2	3.9

Milling
Tonnes of ore milled	2,048,082	2,063,260	1,689,781
Palladium head grade (g/t)	2.8	3.4	3.7
Palladium recoveries (%)	80.7	78.4	78.3
Tonnes of concentrate produced	16,966	17,883	11,708
Production cost per tonne milled	$52	$49	$54
Payable production
Palladium (oz)	135,158	163,980	146,624
Platinum (oz)	10,222	11,187	9,143
Gold (oz)	10,423	11,106	7,267
Nickel (lbs)	1,437,311	1,348,179	816,037
Copper (lbs)	2,828,271	2,592,748	1,596,185
Cash cost per ounce of palladium sold (US$)[1]	$560	$401	$448

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 26-28.

Mining

During 2013, the open pit and Roby zone were largely mined out in May 2013 and March 2013 respectively and significantly more material was mined from the Offset zone and processed from the low grade surface stockpile. Ore mined at LDI during the year ended December 31, 2013, consisted of 2,093,669 tonnes at an average grade of 2.7 g/t palladium compared to 2,051,563 tonnes at an average palladium grade of 3.2 g/t in the prior year. Despite significant changes in the sources of ore, similar tonnages were mined in 2013 as in 2012; however, the average grade of ore mined decreased in 2013 primarily due to the mix of tonnage and grades from the various ore sources.

Milling

During the year ended December 31, 2013, the LDI mill processed 2,048,082 tonnes of ore at an average palladium head grade of 2.8 g/t palladium and a recovery of 80.7% to produce 135,158 ounces of payable palladium (2012 – 2,063,260 tonnes milled, average palladium head grade of 3.4 g/t, recovery of 78.4%, produced 163,980 ounces of payable palladium).

2013 Annual Report

North American Palladium Ltd.

The higher mill recovery in the year ended December 31, 2013 compared to 2012 was primarily due to improvements in the mill which increased palladium recovery compared with the prior year despite the lower average palladium head grades processed. Payable metal production for the year ended December 31, 2013 was impacted by a new smelter contract which pays a lower percentage of contained metal compared to the contract in the prior year.

Total production costs per tonne milled were $52 in the year ended December 31, 2013, compared to $49 per tonne in 2012. The changes were primarily due to differences in tonnages milled compared with the prior periods and increased power consumption. As the mill has excess capacity relative to the mining rate, it operates on a two-week on/ two-week off schedule.

Cash Cost per Ounce of Palladium Sold

The cash cost per ounce of palladium sold increased to US$5601 in the year ended December 31, 2013 compared to US$4011 per ounce in the prior year. Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A. 2013 was a transition year for the Company as it was sinking the shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. As a result, the 2013 financial results would not be directly comparable to the prior or future years.

The increase in cash cost per ounce of palladium in 2013 was primarily due to the effect of fewer payable palladium ounces sold, lower by-product metal revenues and increased production costs compared with the prior year. Please refer to the LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 26-28.

Capital expenditures

In the year ended December 31, 2013, capital expenditures from continuing operations totaled $109.5 million, exclusive of $28.6 million of capitalized interest, compared with $145.2 million in 2012. Of the $109.5 million, $91.8 million was spent on the LDI mine expansion including: $23.5 million on shaft sinking and infrastructure; $22.5 million on the ramp, level access and vertical development; $23.8 million on surface and underground construction; $4.4 million on procurement; $2.0 million on parts and maintenance; $1.9 million on capitalized exploration expenditures; $10.3 million on general and administration, indirects and equipment charge-backs; and $3.4 million for other development costs. The Company spent an additional $17.7 million on capital which included $16.1 million for the tailings management facility. For 2014, the Company expects significantly lower capital expenditures of approximately $30.0 million.

2013 Annual Report

North American Palladium Ltd.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

(expressed in thousands of dollars)	2013	2012
Revenue	$153,233	$160,704

Mining operating expenses
Production costs
Mining	71,565	71,938
Milling	29,550	27,463
General and administration	6,993	6,698

	108,108	106,099
Inventory and others	(1,913)	(1,484)

	106,195	104,615
Smelting, refining and freight costs	13,994	13,679
Royalty expense	6,534	6,720
Depreciation and amortization	25,507	19,706
Inventory pricing adjustment	675	—
Loss on disposal of equipment	1,118	293

Total mining operating expenses	154,023	$145,013

Income (loss) from mining operations	$(790)	$15,691

The Company has included income from mining operations as an additional IFRS measure to provide the user with information on the actual results of the LDI operations. This measure was added in 2013 to provide information on the major components of the Company’s production costs.

Revenue

Revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues. The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 31,000 ounces of palladium as at December 31, 2013 (December 31, 2012 – 55,000 palladium ounces) and mature from January 2014 through March 2014 at an average forward price of US$735 per ounce (December 31, 2012 – US$640 per ounce of palladium). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2013 was an asset of $0.2 million included in accounts receivable (December 31, 2012 – a liability of $3.2 million included in accounts payable and accrued liabilities).

2013 Annual Report

North American Palladium Ltd.

Revenue for the year ended December 31, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	134,955	10,192	10,416	1,437,311	2,812,214	n.a.	n.a.

Realized price (US$) (1)	$724	$1,499	$1,437	$6.71	$3.32	n.a.	n.a.

Revenue before price adjustment ($000s)	$101,540	$15,626	$15,155	$10,114	$9,623	$228	$152,286
Price adjustment ($000s):
Commodities	1,503	(419)	(727)	(344)	(41)	—	(28)
Foreign exchange	44	365	301	118	145	2	975

Revenue ($000s)	$103,087	$15,572	$14,729	$9,888	$9,727	$230	$153,233

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the year ended December 31, 2012

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	161,845	11,056	10,950	1,349,664	2,564,740	n.a.	n.a.

Realized price (US$) (1)	$640	$1,557	$1,677	$7.81	$3.58	n.a.	n.a.

Revenue before price adjustment ($000s)	$105,161	$17,277	$18,392	$10,744	$9,310	$402	$161,286
Price adjustment ($000s):
Commodities	(693)	739	(3)	(374)	25	1	(305)
Foreign exchange	33	(218)	178	(145)	(119)	(6)	(277)

Revenue ($000s)	$104,501	$17,798	$18,567	$10,225	$9,216	$397	$160,704

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

During 2013, the Company was sinking the shaft and completing related infrastructure while developing and transitioning to mining the Offset zone and processing surface stockpile material. The open pit and Roby zone were largely mined out in May and March 2013 respectively. Revenue for the year ended December 31, 2013 decreased $7.5 million or 5% compared to 2012 primarily due to lower tonnes and grades of mineralized material milled resulting in a decrease in sales volumes, partially offset by higher realized prices.

Payable palladium, platinum and gold sold decreased 26,890, 864 and 534 ounces respectively for the year ended December 2013 compared to 2012 while sales of nickel and copper increased. Realized price per ounce increased for palladium while the prices decreased for platinum, gold, nickel and copper for the year ended 2013 compared to 2012.

Palladium sales for the year ended 2013 were impacted by a new smelter contract which included lower accountability rates for the payable metal contained in concentrate compared to the contract that was in effect in the prior period.

2013 Annual Report

North American Palladium Ltd.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Dec-31		Sep-30		Jun-30		Mar-31		Dec-31		Sep-30		Jun-30		Mar-31
	2013		2013		2013		2013		2012		2012		2012		2012
Palladium – US$/oz		$711		$726		$643		$770		$699		$642		$578		$651
Gold – US$/oz		$1,202		$1,411		$1,317		$1,576		$1,523		$1,668		$1,428		$1,640
Platinum – US$/oz		$1,358		$1,327		$1,192		$1,598		$1,664		$1,776		$1,599		$1,663
Nickel – US$/lb		$6.34		$6.29		$6.20		$7.50		$7.75		$8.40		$7.46		$7.91
Copper – US$/lb		$3.34		$3.31		$3.06		$3.44		$3.59		$3.75		$3.44		$3.83

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.94	US$	0.97	US$	0.95	US$	0.98	US$	1.01	US$	1.02	US$	0.98	US$	1.00

*	Based on the London Metal Exchange

Operating Expenses from Continuing Operations

2013 was a transition year for the Company as the shaft sinking and related infrastructure was completed at the same time while the Company was developing and transitioning to mining the Offset zone. The Company continues to modify the design of the underground ore handling system which, upon completion, should increase the tonnage hoisted through the shaft and reduce mining costs. Utilization of the shaft in 2014 is expected to reduce per unit operating costs.

Production costs

For the year ended December 31, 2013, operating expenses were $106.2 million compared to $104.6 million in 2012. The $1.6 million increase in operating expenses was primarily due to $2.1 million unfavourable movements in inventory levels and increased power consumption of $3.4 million, partially offset by $2.0 million net receipt of insurance proceeds in 2013, and $3.1 million of mine restoration costs in 2012 that did not recur in 2013.

Costs for the year ended December 31, 2013 were impacted by increased milling costs per tonne. Please refer to the following sections for details on mining, milling and inventory movements.

For the year ended December 31, 2013, milling costs increased $2.1 million compared to 2012 despite fewer tonnes milled. The increase was primarily due to timing of maintenance on the mill crushing circuit, an increase in reagents used in the floatation circuit, and higher consumption.

For the year ended December 31, 2013, inventory and other costs decreased $0.4 million primarily due to a net insurance recovery in 2013 related to the water inflows in 2012, as detailed above, partially offset by the unfavourable movements in inventory levels.

Smelting, refining and freight costs

Smelting, refining and freight costs for the year ended December 31, 2013 were $14.0 million, compared to $13.7 million in 2012. The increase over the prior year was primarily due to higher smelting and refining charges associated with the current smelter contracts compared to the previous contract and higher freight costs associated with an overseas customer, partially offset by lower quantities of precious metals sold.

Royalty expense

For the year ended December 31, 2013, royalty expense was $6.5 million, compared to $6.7 million in 2012. The decrease was primarily due to lower quantities of metal sold and higher smelting, refining and freight costs partially offset by higher payable metal prices for palladium.

2013 Annual Report

North American Palladium Ltd.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2013 was $25.5 million, compared to $19.7 million in 2012. The increase over the prior year was primarily due to a significant increase in depreciable assets associated with the LDI mine expansion including the Offset zone and tailings management facilities.

Income (loss) from mining operations

For the year ended December 31, 2013, loss from mining operations was $0.8 million compared to an income of $15.7 million in the prior year. The increase in the loss is primarily due to lower sales volume of palladium partially offset by a higher realized price, and increased depreciation and amortization.

OTHER EXPENSES

Exploration

Exploration expenditures for the year ended December 31, 2013 were $12.3 million (2012—$14.5 million) exclusive of an additional $1.9 million of Offset zone exploration which was capitalized. Of the $12.3 million expensed in 2013, $6.8 million was spent on the Upper Offset Southeast, North VT Rim, Sheriff, Roby Northeast, South VT Rim and, and South LDI near mine targets and $1.9 million was spent on greenfields targets including Wakinoo Lake, Demars Lake, Buck Lake, Taman Lake, Chisamore and North LDI properties. In the year ended December 31, 2013, 40,222 metres of exploration drilling was done with 35,282 metres on near mine targets and 4,940 metres on greenfields properties.

For 2014, the Company plans an exploration program to target the lower portion of the Offset zone in support of an anticipated preliminary economic assessment to be completed later in 2014 or early 2015.

General and administration

The Company’s general and administration expenses for the year ended December 31, 2013 was $10.7 million compared to $12.2 million in the prior year. The decrease is primarily due to decreased salaries related to retirement costs incurred in 2012 which did not recur in 2013.

Loss on extinguishment of debt

In June 2013, in connection with a financing, the Company repaid existing senior secured notes and incurred an $11.0 million loss including a $7.2 million debt repayment premium.

Interest and other income

Interest and other income for the year ended December 31, 2013 was $2.0 million compared to $3.6 million in 2012. The decrease of $1.6 million was primarily due to the $0.8 million gain on revaluation of debt and $0.8 million gain on renouncement of flow through expenditures that occurred in 2012 but not in 2013.

Interest expense and other costs

Interest expense and other costs for the year ended December 31, 2013 were $10.6 million, compared to $4.7 million in the prior year. The increase of $5.9 million for the year ended December 31, 2013 was mostly due to $3.7 million of financing costs and $2.3 million loss on an investment acquired as part of the gold operation sale respectively, which did not occur in 2012.

Foreign exchange loss (gain)

Foreign exchange loss for the year ended December 31, 2013 was $7.4 million, compared to a gain of $0.5 million for the prior year. The increase of $7.9 million was primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility.

2013 Annual Report

North American Palladium Ltd.

Income and mining tax recovery

The income and mining tax recovery for the year ended December 31, 2013 is $2.2 million compared to $nil in the prior year. The recovery relates to the recognition of Ontario resource tax credits.

Net loss from continuing operations

For the year ended December 31, 2013, the Company reported a net loss from continuing operations of $48.7 million or $0.26 per share compared to $11.4 million or $0.07 per share. The increase in the net loss is primarily due to lower sales volume of palladium partially offset by a higher realized price, increased depreciation and amortization, interest and other costs, loss on extinguishment of long-term debt, and foreign exchange loss.

GOLD OPERATIONS

On March 22, 2013, the Company sold NAP Quebec for gross proceeds of $18.0 million in cash, 1.5 million common shares of Maudore Minerals Ltd. and $1.8 million of receivable inventory amounts. For Financial Statement purposes, NAP Quebec has been treated as a discontinued operation (held for sale) in 2013 and 2012. For the year ended December 31, 2013 the Company has recorded $2.5 million income from discontinued operations, including a gain on disposal of discontinued operations of $1.5 million compared to a loss from discontinued operations of $54.6 million in the prior year.

NAP’s gold division consisted of the Vezza gold mine, the Sleeping Giant mill, the closed Sleeping Giant mine and a number of nearby exploration projects, all located in the Abitibi region of Quebec. Please refer to note 4 (discontinued operations and assets held for sale) in the Financial Statements for additional information regarding the gold division.

2013 Annual Report

North American Palladium Ltd.

Summary of Quarterly Results

(expressed in thousands of Canadian	2013				2012
dollars except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$39,582	$33,348	$33,213	$47,090	$42,368	$36,193	$40,563	$41,580
Production costs, net of mine restoration costs	29,890	21,663	25,701	28,941	25,421	25,852	27,948	25,394
Exploration expense	1,360	3,874	2,192	4,840	5,962	2,603	2,764	3,184
Capital expenditures	16,728	26,885	27,805	38,068	41,810	34,088	32,072	37,210
Net income (loss) from continuing operations	(11,746)	(5,324)	(26,268)	(5,357)	(3,739)	(5,908)	(1,903)	147
Net income (loss)	(11,746)	(5,324)	(26,268)	(2,848)	(54,010)	(8,046)	(3,033)	(928)
Cash provided by (used in) operations	4,193	2,022	(2,849)	3,165	37,970	5,174	4,833	7,645
Cash provided by (used in) financing activities	4,289	(2,087)	51,970	17,096	1,926	35,280	46,712	6,201
Cash provided by (used in) investing activities	(16,723)	(26,710)	(27,805)	(37,078)	(41,831)	(33,864)	(31,829)	(37,131)
Net income (loss) per share from continuing operations
– basic	$(0.05)	$(0.03)	$(0.15)	$(0.03)	$(0.02)	$(0.04)	$(0.01)	$0.00
– diluted	$(0.05)	$(0.03)	$(0.16)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$0.00
Net income per share
– basic	$(0.05)	$(0.03)	$(0.15)	$(0.02)	$(0.31)	$(0.05)	$(0.02)	$(0.01)
– diluted	$(0.05)	$(0.03)	$(0.16)	$(0.02)	$(0.31)	$(0.05)	$(0.03)	$(0.01)
Tonnes milled	544,074	517,157	483,266	503,585	511,226	504,022	528,068	519,944
Palladium sold (ounces)	35,205	27,370	32,620	39,760	44,394	36,218	42,285	38,948

Fourth Quarter 2013:

•

Revenue for the fourth quarter of 2013 decreased by $2.8 million or 7% compared with the same period in 2012 primarily due to the impact of lower precious metal quantities sold as a result of lower grades of mineralized material milled partially offset by a favourable concentrate inventory movement and higher palladium prices realized.

•

Payable palladium, platinum and gold sold increased by 9,190, 209 and 239 ounces respectively in the fourth quarter of 2013 compared with the same period in 2012 while sales of nickel and copper decreased. Realized price per ounce increased for palladium, while the prices decreased for platinum, gold, nickel and copper in the fourth quarter of 2013 compared to 2012.

•

For the quarter ended December 31, 2013, operating expenses were $29.9 million compared to $25.4 million in the prior year period. The $4.5 million increase in operating expenses was primarily due to $3.9 million unfavourable movements in inventory levels and increased power consumption of $0.5 million, partially offset by $1.5 million of mine restoration costs in the prior year period that did not recur in the current period.

•

For the quarter ended December 31, 2013 cash provided by operations prior to changes in non-cash working capital was a source of cash of $4.5 million, compared to $1.6 million in the prior year period. The increase of $2.9 million is mostly due to a non-cash unrealized foreign exchange loss of $5.0 million and an increase to interest expense and other of $6.7 million, partially offset by an increase in net loss of $8.0 million.

2013 Annual Report

North American Palladium Ltd.

•

For the quarter ended December 31, 2013, cash provided by operations was a source of cash of $4.2 million, compared to $38.0 million. The decrease of $33.8 million is mostly due to an increase in net loss of $8.0 million, movements in accounts receivable of $26.4 million and accounts payable and accrued liabilities of $20.5 million, partially offset by an increase in non-cash unrealized foreign exchange loss of $5.0 million and an increase to interest expense and other of $6.7 million.

•

During the fourth quarter of 2013, financing activities resulted in a source of cash of $4.3 million consisting of $21.4 million of senior secured term loan issued, partially offset repayments of the credit facility and the senior secured term loan of $6.7 million and $4.5 million respectively.

•	For the quarter ended December 31, 2013, investing activities used cash of $16.7 million (2012—$41.8 million) primarily due to additions to mining interests of $16.7 million (2012—$41.8 million).

Trends:

•

Revenue, production costs, tonnes milled and palladium ounces sold, varied over the last eight quarters as mining has transitioned from the Roby Zone underground and the surface open pit to the Offset Zone underground and surface stockpiles. Changes in tonnes, grades and sources of ore significantly impacted revenue realized, production costs, ore available for milling and palladium ounces produced.

•

The Roby and open pit mineralized material was largely mined out in the first half of 2013 while the Offset zone production has been ramping up since 2012. The transition away from the mined out areas to the Offset zone entailed processing some lower grade surface stockpile material, which negatively impacted payable metal production in the second and third quarters of 2013.

•

Realized quarterly average prices for palladium have ranged from US$578 to US$770 per ounce in the last eight quarters while prices for platinum, gold, copper and nickel have generally been declining over the same period. The weakening of the Canadian dollar versus the United States dollar in the last eight quarters has resulted in generally higher revenues.

•

Underground mining operations have been transitioning to a shaft based ore handling system from a ramp based one in the most recent quarter. Virtually all of the capital expenditures related to phase one of the Offset zone expansion have been incurred. The Company is currently moving material to surface using both the ramp and the shaft and therefore costs are somewhat higher than those expected once the ore handling system modification noted above have been completed.

•

Capital expenditures have been declining for the last five quarters as the construction activities associated with the construction of the shaft and related infrastructure to process the Offset Zone ore has neared completion.

•

Loss from continuing operations in Q2 2013 increased primarily due to: $15.4 million of financing related costs including an $11.0 million loss on extinguishment of debt and $2.3 million of financing costs; $4.5 million foreign exchange loss on US$ denominated debt; and higher losses from mining operations.

•	Cash provided by operations in Q4 2012 increased primarily due to changes in non-cash working capital.

•	Cash from financing activities in Q3 2013 was a use of funds primarily due to a $7.2 million repayment of the credit facility offset by proceeds of shares issued.

•

Cash provided by financing activities in Q2 2013 was high primarily due to $131.9 million of senior secured term loan issued and $9.6 million share issuance less $79.2 million repayment of senior secured notes and $8.8 million repayment of the credit facility.

•

Cash provided by financing activities in Q4 2012 was low primarily due to only $0.2 million drawdown of the credit facility as a result of borrowing base limits, and $3.6 million net proceeds on share issuance.

2013 Annual Report

North American Palladium Ltd.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

(expressed in thousands of dollars)	2013	2012
Cash provided by operations prior to changes in non-cash working capital	$6,756	$13,419
Changes in non-cash working capital	(225)	42,203

Cash provided by operations	6,531	55,622
Cash provided by financing	71,268	90,119
Cash used in investing	(108,316)	(144,654)

Increase (decrease) in cash from continuing operations	(30,517)	1,087
Net cash provided by (used in) discontinued operations	20,142	(31,854)

Decrease in cash and cash equivalents	$(10,375)	$(30,767)

Operating Activities

For the year ended December 31, 2013, cash provided by operations prior to changes in non-cash working capital was $6.8 million, compared to $13.4 million in the prior year. The decrease of $6.7 million was primarily due to the $37.3 million increase in net loss, partially offset by $11.0 million loss on refinancing, $1.1 million increase in loss on disposal of equipment, a $5.8 million non-cash increase in depreciation and amortization, a $7.0 million non-cash unrealized foreign exchange loss, and $5.6 million relating to interest expense and other costs.

For the year ended December 31, 2013, changes in non-cash working capital resulted in a use of cash of $0.2 million, compared to a source of cash of $42.2 million in the prior year. The decreased source of $42.4 million was primarily due to movements in accounts receivable of $7.0 million, and accounts payable and accrued liabilities of $37.8 million.

Financing Activities and Liquidity

For the year ended December 31, 2013, financing activities resulted in a source of cash of $71.3 million consisting primarily of $147.8 million relating to the issuance of senior secured term loan and $18.9 million related to the issuance of flow-through common shares, partially offset by repayments of senior secured notes of $79.2 million and finance leases of $2.9 million, interest payments of $8.4 million, and $1.7 million relating to the settlement of palladium warrants.

Investing Activities

For the year ended December 31, 2013, investing activities used cash of $108.3 million (2012—$144.7 million) primarily due to additions to mining interests of $109.5 million (2012—$145.2 million). In January 2014, the Company announced that 2014 expected capital expenditures would be approximately $30.0 million. Refer to the capital expenditure section of this MD&A for additional details.

2013 Annual Report

North American Palladium Ltd.

Liquidity and Capital Resources

As at December 31, 2013, the Company had cash and cash equivalents of $9.8 million compared to $20.2 million as at December 31, 2012. The decrease is due primarily to the sources and uses of cash as noted above. The funds are deposited with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 million credit facility that is secured by certain of the Company’s accounts receivables and inventory and may be used for working capital liquidity and general corporate purposes and is due July 4, 2014. As at December 31, 2013, the borrowing base calculation limited the credit facility to a maximum of US$31.2 million and was fully utilized.

The Company has $11.7 million of finance leases funding equipment for the LDI mine expansion. Please also see the contractual obligations below for additional commitments.

The transition phase of the shaft commissioning and conversion to Offset zone mining resulted in lower production volumes than previously anticipated, which is negatively impacting revenue, resulting in a need for additional cash for working capital purposes.

While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred a net loss of $46.2 million for the year ended December 31, 2013. The Company’s ability to continue operations and exploration and development activities is dependent upon the Company securing additional financing, and also upon the Company achieving profitable operations. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft, and meeting production targets. Adverse changes in any of these variables may require the Company to seek additional financing. Please also see the going concern section below.

On January 31 and February 10, 2014, the Company closed an aggregate $32.0 million gross principal amount of convertible debentures of the Company at a price of $1,000 per debenture, including approximately 16.8 million warrants. The conversion price of the debentures is $0.635 per share and the exercise price of the warrants is $0.762, subject to adjustment. The debentures mature on January 31, 2019 and bear interest at an annual rate of 7.5%. Holders may convert their Debentures into common shares of NAP at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make-Whole Amounts can be paid in common shares.

Subject to disinterested shareholder approval, the warrants will entitle the holders to purchase up to 33.33% of the number of common shares of the Company into which the principal amount of the debentures purchased by the holders are convertible at the initial conversion price at any time before the third anniversary of the date that shareholder approval is received. If shareholder approval is not obtained by March 30, 2014, the warrants will terminate.

In January 2014, the Company announced a proposed second tranche of convertible debentures for up to $43.0 million of gross principal amount.

As at February 19, 2014, $20.2 million of convertible debentures had been converted resulting in the issuance of a total of 47.1 million common shares pursuant to the conversion and make whole provisions of the convertible debentures.

On November 29, 2013, the Company amended its US$130 million senior secured term loan with Brookfield Capital Partners Ltd. (“Brookfield”) resulting in an additional advance of US$21.4 million of cash to support working capital needs and continue funding operating and capital expenditures at its LDI mine. The cash received consists of an additional US$15 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield.

2013 Annual Report

North American Palladium Ltd.

Pursuant to the amendment, the interest rate was recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until the Company reverts to cash interest payments. After the Company reverts to cash interest payments, and interest and fees which have been deferred are paid, the interest rate returns to 15% per annum on the principal amount outstanding.

In July 2013, the Company issued approximately 8.6 million of flow-through common shares at a price of $1.164 per share for net proceeds of approximately $9.5 million. In June 2013, the Company issued approximately 8.7 million of flow-through common shares at a price of $1.155 per share for net proceeds of approximately $9.6 million. The Company was required to spend the aggregate gross proceeds of $20.0 million on eligible exploration and mine development expenditures, which expenditures must be renounced to investors in 2013. As at December 31, 2013, the full gross proceeds had been spent.

In June 2013, holders of 60,000 of the Company’s 72,000 palladium warrants exercised their warrants. In settlement of the warrants, the Company issued approximately 0.6 million common shares at an average price of approximately $1.11 per share in June and paid approximately $1.7 million in cash in July. As at February 19, 2014, 12,000 palladium warrants remained outstanding.

In June 2013, the Company completed a US$130 million secured term loan financing that bears interest at 15% per annum and is due June 7, 2017. A portion of the proceeds from the term loan were used to repay existing senior indebtedness. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants typical of this type of facility including senior debt to EBITDA ratios, minimum tangible net worth requirements and capital expenditure limits.

In June 2013, the Company extended its US$60 million revolving operating line of credit by an additional year to July 4, 2014. The credit facility is secured by a first priority security on the Company’s accounts receivables and inventories and a second priority security on all other assets.

In November 2012, the Company issued 2.4 million flow-through common shares at a price of $1.65 per share for net proceeds of $3.6 million. The Company was required to spend the gross proceeds of $4.0 million on eligible exploration and mine development expenditures, which expenditures were renounced to investors for the 2012 tax year. As at December 31, 2013, the full gross proceeds had been spent.

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share. Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt with the remaining portion of $6.9 million allocated to the conversion feature and recorded in equity.

On April 30, 2012, the Company issued 11.3 million flow-through common shares at a price of $3.10 per share for net proceeds of $32.8 million. The Company was required to spend the gross proceeds of $35.0 million on eligible exploration and mine development expenditures, which expenditures were renounced to investors for the 2012 tax year. As at December 31, 2013, the full gross proceeds had been spent.

During the second quarter of 2012, LDI signed a three-year smelting and refining contract for the majority of the mine’s concentrate. This new contract has higher smelting and refining charges from the previous contract, but has a shorter payment period, which has enabled the Company to reduce its investment in working capital.

2013 Annual Report

North American Palladium Ltd.

The Company’s senior secured term loan and credit facility contain several financial covenants which, if not met, would result in an event of default. This debt also includes certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default result in this debt becoming immediately due. Other events of default entitle the lender to demand repayment. At December 31, 2013, the Company was in violation of certain covenants of its senior secured term loan and credit facility for which waivers were not obtained from the lenders until subsequent to the year-end reporting date.

On January 28, 2014, the Company obtained waivers from both lenders regarding the secured term loan and credit facility event of default and current ratio covenant violations, and the event of default has been cured.

Contractual Obligations

Contractual obligations are comprised as follows:

As at December 31, 2013	Payments Due by Period
($000s)	Total	1-3 Years	3-5 Years	5+ Years
Finance lease obligations	$11,732	$8,509	$3,223	$—
Operating leases	4,448	3,931	517	—
Purchase obligations	951	951	—	—

	$17,131	$13,391	$3,740	$—

In addition to the above, the Company also has asset retirement obligations at December 31, 2013 in the amount of $13.6 million for the LDI Mine. The Company also has contractual obligations reflected in accounts payable and has obligations related to its credit facility and long-term debt. The Company obtained letters of credit of $14.1 million as financial surety for these future outlays. As a result, no funding is required prior to or upon closure of these properties.

Contingencies and Commitments

Please refer to notes 18 and 21 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended December 31, 2013.

OUTSTANDING SHARE DATA

As of February 19, 2014, there were 244,645,558 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Amended and Restated 2013 Corporate Stock Option Plan entitling holders thereof to acquire 3,359,221 common shares of the Company at a weighted average exercise price of $1.91 per share. In conjunction with $72.0 million of convertible debentures issued in 2011 and repaid in June 2013, a palladium warrant consisting of 0.35 of an ounce of palladium at a strike price of US$620 per ounce was issued with each $1,000 convertible debenture representing an aggregate of 25,200 ounces of palladium. As at February 19, 2014, 12,000 palladium warrants were outstanding representing 4,200 ounces. On the exercise of the palladium warrants, in certain circumstances the Company has the option of settling the warrants with either cash or common shares. Assuming a December 31, 2013 exercise date, the Company estimates that the number of common shares which would have been required to settle the remaining 12,000 outstanding palladium warrants representing 4,200 ounces was approximately 0.3 million common shares.

2013 Annual Report

North American Palladium Ltd.

On January 31 and February 10, 2014, the Company closed an aggregate at $32.0 million gross principal amount of convertible debentures of the Company at a price of $1,000 per debenture, including approximately 16.8 million warrants. The conversion price of the debentures is $0.635 per share and the exercise price of the warrants is $0.762, subject to adjustment. The debentures mature on January 31, 2019 and bear interest at an annual rate of 7.5%. Subject to disinterested shareholder approval, the warrants will entitle the holders to purchase up to 33.33% of the number of common shares of the Company into which the principal amount of the debentures purchased by the holders are convertible at the initial fixed conversion price at any time before the third anniversary of the date that shareholder approval is received. If shareholder approval is not obtained by March 30, 2014, the warrants will terminate.

As of February 19, 2014, $20.2 million of the 2014 convertible debentures had been converted into 47,061,224 common shares.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. While the Company has operations that generate revenue, it has suffered losses from continuing operations for the years ended December 31, 2013 and 2012. The Company’s ability to continue operations, exploration and development activities in the near term is dependent upon the Company securing additional financing. In January 2014, the Company completed an offering of 7.5% convertible unsecured subordinated debentures for gross aggregate proceeds of $32 million. However, this financing together with the borrowing availability under the Company’s credit facility is insufficient to fund in the near term all of the Company’s operating and capital expenditures and other obligations as they become due, and, without additional financing, the Company would be unable to meet its obligations as they come due. The Company does not currently have any committed available financing in place and, while it has been successful at doing so in the past, there is no certainty that the required financing will be available or, if available, on acceptable terms.

The Company’s senior secured term loan and credit facility contain several financial covenants, which, if not met would result in an event of default. These loans also include certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Other events of default entitle the lenders to demand repayment and, the senior secured term loan provides for the payment of a prepayment fee and penalty interest upon an event of default.

Should the Company be unable to obtain sufficient financing, or if the Company’s lenders were to demand repayment of outstanding amounts, the Company would not have sufficient funds to repay its obligations when due, and could cause the Company to seek protection from its creditors, or seek to restructure its obligations.

The Company’s ability to continue operations and exploration and development activities is also dependent upon a number of variables including, but not limited to, meeting production targets, metal prices, operational costs, capital expenditures, achieving profitable operations of the LDI mine expansion and meeting future covenant requirements under the Company’s credit facility and senior secured term loan.

These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

2013 Annual Report

North American Palladium Ltd.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•

Depreciation and amortization expensed in the statement of operations may change or be impacted where such expenses are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

c.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or cash-generating unit is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

2013 Annual Report

North American Palladium Ltd.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

d.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium (LDI) and gold (NAP Quebec) to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

e.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI Mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

2013 Annual Report

North American Palladium Ltd.

Until its closure, revenue from the sale of gold-silver doré bars from Sleeping Giant was recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

f.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment did not impact the consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment did not impact the consolidated financial statements of the Company.

Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, effective for reporting years beginning on or after January 1, 2013. These standards and amendments did not impact the Company’s consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

2013 Annual Report

North American Palladium Ltd.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013. Disclosures required under IFRS 13 for consolidated financial statements have been included in note 16.

IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the consolidated financial statements of the Company.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

In October 2010, the IASB issued IFRS 9 “Financial Instruments” which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging

2013 Annual Report

North American Palladium Ltd.

strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The new mandatory effective date is not yet determined, however early adoption is permitted. The Company is presently evaluating the impact of adopting this additional disclosure.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. The Company intends to adopt the IAS 32 amendments in its consolidated financial statements for the year commencing January 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company is presently evaluating the impact of adopting this additional disclosure.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. The Company is presently evaluating the impact of adopting this interpretation.

RISKS AND UNCERTAINTIES

In addition to the risks and uncertainties discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities, the Company’s Short Form Base Shelf Prospectus filed on February 12, 2013, and the Company’s Amended and Restated Prospectus Supplement filed on January 30, 2014, the reader should also consider the following risk factors:

Going Concern Risk – The Company’s ability to continue operations and exploration and development activities as a going concern is dependent upon the Company funding working capital and capital expenditure requirements. There can be no assurance that, if the Company requires additional funding, the Company will be able to raise additional capital or obtain sufficient financing or that any such financing would be available in a timely manner or on terms favourable to the Company.

Liquidity Risk – The Company may be exposed to liquidity risk, which is the risk that the Company will not be able to meet its financial obligations as they become due. The Company incurred an adjusted loss of $13.2 million for the year ended December 31, 2013 and has incurred net losses for each of the eight most recent quarters. While the Company had a working capital deficit of $174.2 million ($0.5 million adjusted working capital deficit(1) excluding the current portion of long-term debt of $173.7 million) as at December 31, 2013, achievement of its goals is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft, meeting production targets and profitable operations of the LDI mine. Adverse changes in any of these variables may require the Company to seek additional financing.

2013 Annual Report

North American Palladium Ltd.

Financing Risk – The Company’s ability to secure future financing is dependent on numerous factors, many of which are outside of the Company’s control. Inability or failure to obtain additional capital or generate sufficient cash flows to satisfy its funding requirements could have a material adverse impact on the Company’s financial conditions, operations and ability to grow, including the Company’s ability to repay its credit facility when it becomes due. If the Company is unable to repay its debts as they come due or is in breach of its covenants under its other debt instruments, the lenders would be entitled to enforce the related security agreement by taking possession of the pledged collateral. Alternatively, the Company would have to refinance the debt, which refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could restrict its business operations.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 26-28.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the year ended December 31, 2013, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls were effective as of December 31, 2013.

Internal Control over Financial Reporting

For the year ended December 31, 2013, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent period ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these internal controls over financial reporting were effective as of December 31, 2013.

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North American Palladium Ltd.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC’s website at www.sec.gov.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce, adjusted net income, EBITDA and adjusted EBITDA which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2013 was a transition year for the Company as it was sinking the shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. As a result, the 2013 financial results would not be directly comparable to the prior or future years.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

(expressed in thousands of dollars except ounce and per ounce amounts)	2013	2012
Production costs including overhead	$107,458	$100,802
Smelting, refining and freight costs	13,994	13,679
Royalty expense	6,534	6,720

Operational expenses	127,986	121,201
Less by-product metal revenue	50,146	56,203

	$77,840	$64,998

Divided by ounces of palladium sold	134,955	161,845
Cash cost per ounce (CDN$)	$577	$401
Average exchange rate (CDN$1 – US$)	0.97	1.00

Cash cost per ounce (US$), net of by-product credits	$560	$401

2013 Annual Report

North American Palladium Ltd.

Adjusted net income

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. Providing adjusted net income allows the reader the ability to better evaluate the results of the underlying business of the Company.

Adjusted net income is a Non-IFRS financial measure, which excludes the following from loss: exploration; loss (gain) from discontinued operations; mine start-up costs and closure costs; asset impairment charges and insurance recoveries; mine restoration costs due to flood and retirement payments; foreign exchange loss (gain); loss on extinguishment of debt; loss in investments held for trading; and, financing costs.

($000s)	2013	2012
Loss and comprehensive loss for the year	$(46,186)	$(66,037)
Exploration	12,266	14,513
(Income) loss from discontinued operations	(2,509)	54,634
Mine restoration costs, net of (insurance recoveries) and retirement payments	(1,263)	4,599
Foreign exchange loss (gain) [1]	7,378	(504)
Loss on extinguishment of debt	11,035	—
Financing costs	3,728	—
Loss on investments held	2,337	—

Adjusted net income (loss)	$(13,214)	$7,205

[1]	Foreign exchange loss (gain) was included in adjustments in 2013 due to the USD-denominated senior secured term loan financing in 2013.

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from loss: income and mining tax expense; interest expense and other costs; depreciation and amortization; exploration; loss (income) from discontinued operations; mine start-up and closure costs; asset impairment charges and insurance recoveries; one-time costs (mine restoration costs due to flood and retirement payments); and, foreign exchange loss (gain).

($000s)	2013	2012
Loss and comprehensive loss from continuing operations for the year	$(48,695)	$(11,403)
Income and mining tax recovery	(2,157)	—
Interest expense and other costs, net	8,662	1,083
Loss on extinguishment of debt	11,035	—
Depreciation and amortization	25,507	19,706

EBITDA	$(5,648)	$9,386
Exploration	12,266	14,513
Mine restoration costs, net of (insurance recoveries) and retirement payments	(1,263)	4,599
Inventory pricing adjustment	675	—
Foreign exchange loss (gain) [1]	7,378	(504)

Adjusted EBITDA	$13,408	$27,994

[1]	Foreign exchange loss (gain) was included in adjustments in 2013 due to the USD-denominated senior secured term loan financing in 2013.

2013 Annual Report

North American Palladium Ltd.

Adjusted Net Working Capital and Proforma Condensed Balance Sheet

This MD&A refers to adjusted net working capital which is not a recognized measure under IFRS. The table below also refers to adjusted current liabilities and adjusted non-current liabilities which are also not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net working capital, adjusted current liabilities and adjusted non-current liabilities are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

As at December 31, 2013, the Company had not obtained a waiver from Brookfield regarding a cured covenant breach that occurred prior to year end. Such waivers were received by the Company subsequent to December 31, 2013. Management believes the balance sheet presentation does not reflect the liquidity position of the Company at December 31, 2013. Had the waiver been obtained prior to year end, the Company’s proforma condensed consolidated balance sheet and adjusted net working capital (deficit) surplus would have been:

(expressed in thousands of dollars)	Proforma As at December 31 2013(1)	As at December 31 2012(1)
Current assets	$69,556	$127,740
Non-current assets	456,239	343,492

	525,795	471,232

Adjusted current liabilities(2)	$70,111	$95,177
Adjusted non-current liabilities(3)	233,188	129,155
Shareholders’ equity	222,496	246,900

	$525,795	$471,232

Adjusted net working capital (deficit) surplus(4)	$(555)	$32,563

(1)

No non-IFRS adjustments have been made to the December 31, 2012 amounts. They have been provided for comparison purposes only. Other than as noted by the term “adjusted” and footnotes, amounts shown as at December 31, 2013 are IFRS amounts.

(2)	IFRS current liabilities as at December 31, 2013 totaled $243,767,000. After reducing for the current portion of long-term debt of $173,656,000, adjusted current liabilities amount to $70,111,000.
(3)

IFRS non-current liabilities as at December 31, 2013 totaled $59,532,000. After increasing for the current portion of long-term debt of $173,656,000, adjusted non-current liabilities amount to $233,188,000.

(4)	Adjusted net working capital (deficit) surplus is determined by subtracting adjusted current liabilities from current assets.

2013 Annual Report